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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07000742

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED
FEB 2 2 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS

SEC FILE NUMBER
8-50464

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING October 01, 2005 (MM/DD/YY) AND ENDING September 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: WallStreet Elecronica, Inc.

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5201 Blue Lagoon Drive
(No. and Street)

Miami	Florida	33126
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carlos Francisco Otalvaro — 888-925-5783
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen R. Rotroff, CPA, P. A.
(Name - *if individual, state last, first, middle name*)

Altamonte Springs	Florida	32714
(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Carlos Francisco Otalvaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WallStreet Electronica, Inc., as of September 30, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Signature

President

Title

Public Notary

Produced Fla. Dr. Lic.


LUCILO RAMOS, JR.
MY COMMISSION # DD 519970
EXPIRES: March 4, 2010
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



WALLSTREET ELECTRONICA, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2006
AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANT

STEPHEN R. ROTROFF, CPA, P. A.
Certified Public Accountant and Consultant

WALLSTREET ELECTRONICA, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2006

TABLE OF CONTENTS

STEPHEN R. ROTROFF, CPA, P. A.
Certified Public Accountant and Consultant

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

Stockholders
WallStreet Electronica, Inc.

I have audited the accompanying statement of financial condition of WallStreet Electronica, Inc. as of September 30, 2006, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WallStreet Electronica, Inc. at September 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules, the computation of net capital and the computation of aggregate indebtedness, as of September 30, 2006, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen R. Rotroff, CPA, P.A.

November 17, 2006

940 Centre Circle, Suite 2005, Altamonte Springs, FL 32714
407.774.2044 (O) 321.578.0050 (C) 866.220.7648 (F) srotroffcpa@bellsouth.net

WALLSTREET ELECTRONICA, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2006

ASSETS

Cash and cash equivalents	$ 133,408
Good faith deposit held by clearing agent	125,420
Receivables from clearing broker	216,904
Furniture, equipment and leasehold improvements net of accumulated depreciation of $3,604	353
Deposit	10,000
Total assets	$ 486,085

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 88,724
Income taxes payable	7,977
Accounts payable to related party	-
Total liabilities	96,701
Stockholders' equity:	
Common stock, par value $.001, 1,000 issued and outstanding	1
Additional paid-in capital	333,797
Retained earnings	55,586
Total stockholders' equity	389,384
Total liabilities and stockholders' equity	$ 486,085

The accompanying notes are an integral part of these financial statements.

WALLSTREET ELECTRONICA, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2006

REVENUES:	
Commissions and fees	$ 3,074,349
Management and related fees	446,053
Interest and dividends	54,297
Investment and trading	29,086
Unrealized Gain/(Loss)	916
Total revenue	3,604,701
EXPENSES:	
Commissions and fees	1,731,356
Other operating costs	798,902
Compensation	729,076
Clearing costs	208,429
Telephone and communications	35,278
Licenses and registrations	57,131
Quotation and research	17,602
Total expenses	3,577,774
Net income before income taxes	26,927
Provision for income taxes	(6,500)
Net income	$ 20,427

The accompanying notes are an integral part of these financial statements.

WALLSTREET ELECTRONICA, INC.
STATEMENT OF STOCKHOLDERS' EQUITY AND RETAINED EARNINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2006

	Capital Stock		Additional	Retained	Total Stockholders'
	Shares	Amount	Paid-In Capital	Earnings	Equity
Balance, October 1, 2005	1,000	$ 1	$ 238,597	$ 35,159	$ 273,757
Capital contributions	-	-	95,200	-	95,200
Net income	-	-	-	20,427	20,427
Balance, September 30, 2006	1,000	$ 1	$ 333,797	$ 55,586	$ 389,384

The accompanying notes are an integral part of these financial statements.

WALLSTREET ELECTRONICA, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2006

Operating activities:	
Net income	$ 20,427
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	31,592
Changes in assets and liabilities:	
Receivables from clearing broker	(116,437)
Good faith deposit held by clearing broker	3,158
Deposit	(10,000)
Accounts payable and accrued expenses	44,871
Income taxes payable	178
Net cash used in operating activities	(26,211)
Cash flow from financing activities:	
Capital contributions	95,200
Net cash provided by financing activities	95,200
Increase in cash during the year	68,989
Cash at the beginning of the year	64,419
Cash at the end of the year	$ 133,408
Supplemental information:	
Income taxes paid during the year	$ -
Interest paid during the year	$ -

The accompanying notes are an integral part of these financial statements.

WALLSTREET ELECTRONICA, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2006

1. ORGANIZATION AND NATURE OF BUSINESS

Wallstreet Electronica, Inc. (the "Company") was incorporated on August 14, 1997 in the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers ("NASD").

The Company operates three offices in Miami and Coral Gables, Florida. The Company provides web-based internet brokerage services to individuals and corporate customers, and it also provides support to stock brokers, investment advisors, money managers and financial institutions that need web-based handling of their transactions for their clients. The Company uses the technology of Broker WebStation, Inc., (a related party company), and BellSouth/IBM e-commerce to offer web hosting services and internet data circuits to its customers. The Company is an introducing broker-dealer and cleared its trades through ADP Clearing and Outsourcing Services (the "Clearing Broker").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – Cash and cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Receivables from clearing broker – Receivables from clearing broker represent monies due the Company from the Clearing Broker. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts to actual collections, as necessary.

Good faith clearing deposit held by clearing agent – The Company's Clearing Broker holds a good faith deposit that it may use to cover any securities transactions that do not close. The good faith deposit is comprised of marketable securities and cash. The marketable securities represent treasury notes held for trading purposes. Marketable securities are recorded at fair value and investment income is recorded in earnings as incurred.

Property and equipment – Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over three to five years. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

Securities transactions - Securities transactions are recorded on a trade date basis.

Advertising – Advertising is expensed as incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes – The Company accounts for income taxes according to Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Fair value of financial instruments - All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

3. RELATED PARTY TRANSACTIONS

During the year ended September 30, 2006, the Company paid a company owned by two of its stockholders, approximately $95,400 for technical services.

4. GOOD FAITH DEPOSIT

The Company has agreed to maintain a good faith deposit of approximately $125,000 with the Clearing Broker. As of September 30, 2006, the Company had deposited $6,264 in cash and $125,420 in marketable securities with the Clearing Broker in the good faith deposit account. Income earned on the marketable securities is recorded as interest income. Cash on deposit is recorded as cash and cash equivalent in the accompanying financial statements.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2005:

Equipment	$ 3,957
Less accumulated depreciation	(3,604)
	$ 353

Depreciation recorded for the year ended September 30, 2005 was $792. During October 2005, the Company suffered damage to its main office facility due to Hurricane Wilma. As a result, it recorded amortization expense of $30,800 to fully amortize leasehold improvements for that facility and the Company further recorded a full write-off of all leasehold improvements and accumulated amortization.

5. INCOME TAXES

Income taxes have been calculated at the effective rates as of September 30, 2006 for federal and state obligations. The effective rate is 24% after giving affect to the state tax deductions and fixed and partial differences per federal tax law.

6. COMMITMENTS

Effective August 1, 2005, the Company entered into a 36 month lease for approximately 1,425 square feet of office space with initial monthly rent of $1,841, plus sales tax with annual increases of approximately 4% for years two and three. The lease is renewable for an additional three years.

Future rental obligations are as follow:

Year ended September 30:

2007	$ 23,125
2008	19,940

Rent expense for the year ended September 30, 2006 was $45,954, which included sales tax, common area maintenance charges and some miscellaneous rental amounts.

7. CONTINGENCIES

The Company has been named in certain matters brought before the NASD filed by clients of its correspondents in the normal course of business. All matters have been resolved as of September 30, 2006, but other actions may be brought by clients and/or clients of correspondents in the future. Management intends to fight all claims vigorously should any be brought forth, and management believes it carries sufficient errors and omission insurance and a fidelity bond to cover contingencies.

8. CONCENTRATION OF BUSINESS AND CREDIT RISK

From time to time the Company may have cash deposits with its banks or its clearing broker that exceed levels insured by the banks and clearing broker. However, management of the Company believes the money to be secure.

9. OFF-BALANCE-SHEET RISK AND LOSS ON TRANSACTION

The Company's customer activities handled through the Clearing Broker involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Management of the Company has developed a multiple management and risk control system that management believes minimizes the off-balance-sheet risk.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 uniform net capital rules, which requires maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 1500%. As of September 30, 2006, the Company's net capital was $365,316 as defined by the SEC, which was $315,316 in excess of its minimum net capital requirement of $50,000, which amount was greater than 6 2/3% of aggregate indebtedness ($6,475). The Company's percentage of aggregate indebtedness to net capital was approximately 26.5%.

11. RECONCILIATION OF NET CAPITAL

The differences in the net capital computation shown on the Company's September 30, 2006 FOCUS IIA is shown in the attached required supplemental information to the audited financial statements. The difference in aggregate indebtedness results from audit adjustments to record additional accounts payable and accrued expenses and to reduce the income tax payable at September 30, 2006.

REQUIRED SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of September 30, 2006

WALLSTREET ELECTRONICA, INC.
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2006

Calculation of Net Capital:	
Total stockholders' equity	$ 389,384
Adjustment for fidelity bond	(19,000)
	370,384
Adjustments to deduct non-allowable assets:	
Furniture and equipment, net	(353)
Net capital before haircuts on securities positions	370,031
Haircuts on securities positions:	
U. S. Treasury Notes and long positions	(4,715)
Net capital	$ 365,316
Computation of basic net capital:	
Net capital	$ 365,316
Less: minimum net capital based on the lesser of $50,000 or 6 2/3% of aggregate indebtedness ($5,700)	(50,000)
Excess net capital	$ 315,316
Reconciliation with Company's Calculation:	
Net capital as reported in the Company's Part IIA (unaudited) FOCUS Report	$ 371,816
Audit adjustments:	
Adjustments reducing expenses	37,621
Additional amortization of non-allowable asset	(30,800)
Increase in taxes payable	(13,321)
Net capital per above	$ 365,316

WALLSTREET ELECTRONICA, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2006

CALCULATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 88,724
Income tax payable	7,977
Total aggregate indebtedness	$ 96,701
Percentage of aggregate indebtedness to net capital	26.5%
6 2/3% of aggregate indebtedness	$ 6,475

STEPHEN R. ROTROFF, CPA, P. A.
Certified Public Accountant and Consultant

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
WallStreet Electronica, Inc.

In planning and performing my audit of the financial statements of WallStreet Electronica, Inc. (the "Company") for the year ended September 30, 2006, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

940 Centre Circle, Suite 2005, Altamonte Springs, FL 32714
407.774.2044 (O) 321.578.0050 (C) 866.220.7648 (F) srotroffcpa@bellsouth.net

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Stephen R. Retoff, CPA, P.A.

November 17, 2005

END